UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                             SS&C Technologies, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    85227Q100
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 28)

CUSIP No.  85227Q100                  13G                     Page 2 of 28 Pages


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           General American Mutual Holding Company

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           770,930
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            770,930

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           770,930

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

   12      TYPE OF REPORTING PERSON

           HC, CO

CUSIP No.  85227Q100                  13G                     Page 3 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           GenAmerica Corporation

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           770,930
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            770,930

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           770,930

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

   12      TYPE OF REPORTING PERSON

           HC, CO

CUSIP No.  85227Q100                  13G                     Page 4 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           General American Life Insurance Company

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           770,930
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            770,930

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           770,930

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

   12      TYPE OF REPORTING PERSON

           HC, IC, CO

CUSIP No.  85227Q100                  13G                     Page 5 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           General American Holding Company

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri
                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           770,930
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            770,930

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           770,930

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

   12      TYPE OF REPORTING PERSON

           HC, CO

CUSIP No.  85227Q100                  13G                     Page 6 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Corporation

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           770,930
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            770,930

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           770,930

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

   12      TYPE OF REPORTING PERSON

           HC, CO

CUSIP No.  85227Q100                  13G                     Page 7 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           770,930
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            770,930

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           770,930

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

   12      TYPE OF REPORTING PERSON

           HC, CO

CUSIP No.  85227Q100                  13G                     Page 8 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning & Company

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           770,930
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            770,930

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           770,930

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

   12      TYPE OF REPORTING PERSON

           BD, CO, IA

CUSIP No.  85227Q100                  13G                     Page 9 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Insurance Capital Limited Partnership II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           139,705
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            139,705

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           139,705

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.0%

   12      TYPE OF REPORTING PERSON

           PN

CUSIP No.  85227Q100                  13G                    Page 10 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Insurance Capital International Partners II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           157,545
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            157,545

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           157,545

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.1%

   12      TYPE OF REPORTING PERSON

           PN

CUSIP No.  85227Q100                  13G                    Page 11 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Insurance Capital Limited Partnership III

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           389,090
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            389,090

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           389,090

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.7%

   12      TYPE OF REPORTING PERSON

           PN

CUSIP No.  85227Q100                  13G                    Page 12 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Insurance Capital International Partners III, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           84,590
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            84,590

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           84,590

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .6%

   12      TYPE OF REPORTING PERSON

           PN

CUSIP No.  85227Q100                  13G                    Page 13 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Investment Partners II, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           297,250
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            297,250

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           297,250

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.0%

   12      TYPE OF REPORTING PERSON

           OO

CUSIP No.  85227Q100                  13G                    Page 14 of 28 Pages

    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Investment Partners Limited Partnership III

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           473,680
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            473,680

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           473,680

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                    |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.2%

   12      TYPE OF REPORTING PERSON

           PN

Item 1(a).      Name of Issuer:

     SS&C Technologies, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 80 Lamberton Road, Windsor, CT 06095.

Item 2(a).      Name of Person Filing:

     This statement is being filed jointly by the following parties: (i) General American Mutual Holding Company ("GAMHC"), which owns all of the outstanding capital stock of GenAmerica Corporation ("GC"), (ii) GC, which owns all of the outstanding capital stock of General American Life Insurance Company ("GALIC"),
(iii) GALIC, which owns all of the outstanding capital stock of General American Holding Company ("Holdings"), (iv) Holdings, which owns a majority of the outstanding voting capital stock of Conning Corporation ("Conning Corp."), (v) Conning Corp., which owns all of the outstanding capital stock of Conning, Inc.,
(vi) Conning, Inc., which owns all of the outstanding capital stock of Conning & Company ("Conning"), (vii) Conning, which has voting and dispositive control as
(A) the general partner of the limited partnership which is the general partner of Conning Insurance Capital Limited Partnership III ("CICLP III") and Conning Insurance Capital International Partners III, L.P. ("CICIP III") and (B) the manager member of the limited liability company which is the general partner of Conning Insurance Capital Limited Partnership II ("CICLP II") and Conning
Insurance Capital International Partners II ("CICIP II"), (viii) Conning Investment Partners II, L.L.C. ("Conning L.L.C."), which has voting and dispositive control as the general partner of CICLP II and CICIP II, (ix) Conning Investment Partners Limited Partnership III ("Conning Investment"), which has voting and dispositive control as the general partner of CICLP III and CICIP III, (x) CICLP II, which directly owns Common Stock, (xi) CICIP II, which directly owns Common Stock, (xii) CICLP III, which directly owns Common Stock and (xiii) CICIP III, which directly owns Common Stock. A copy of the agreement between the reporting persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit A.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of GAMHC, GC, GALIC, Holdings and Conning Corp. is 700 Market Street, St. Louis, Missouri 63101. The address of the principal business office of each of Conning, Inc., Conning, Conning Investment, Conning L.L.C., CICLP II and CICLP III is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105. The principal business office of CICIP II and CICIP III is Bank of Bermuda (Cayman) Limited, P.O. Box 513 GT Grand Cayman, Cayman Islands, B.W.I.

Item 2(c).      Citizenship:

     GAMHC, GC, GALIC, Holdings and Conning Corp. are Missouri corporations. Conning, Inc. is a Delaware corporation. Conning is a Connecticut corporation. Conning Investment, CICLP II and CICLP III are limited partnerships organized under the laws of Delaware. Conning L.L.C. is a limited liability company organized under the laws of Delaware. CICIP II and CICIP III are limited partnerships organized under the laws of the Cayman Islands.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

                  (a)   []    Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78o);

                  (b)   []    Bank as defined in section 3(a)(6) of the Act
                              (15 U.S.C. 78c);

                  (c)   []    Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c);

                  (d)   []    Investment company registered under section 8 of
                              the Investment Company Act of 1940 (15 U.S.C.
                              80a-8);

                  (e)   []    An investment adviser in accordance with ss.
                              240.13d-1(b)(1)(ii)(E);

                  (f)   []    An employee benefit plan or endowment fund in
                              accordance with ss. 240.13d-1(b)(1)(ii)(F);

                  (g)   []    A parent holding company or control person in
                              accordance with ss. 240.13d-1(b)(1)(ii)(G);

                  (h)   []    A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act (12 U.S.C.
                              1813);

                  (i)   []    A church plan that is excluded from the definition
                              of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                              80a-3).

     This Schedule 13G statement is being filed pursuant to Rule 13d-2(b) as an amendment to an original Schedule 13G filed pursuant to Rule 13d-1(d). The original Schedule 13G was filed as a result of the ownership of more than 5% of the Common Stock of the Issuer prior to the initial public offering of the Issuer.

Item 4.         Ownership.


                                                                          Shared        Sole Power       Shared Power
                                                         Sole Power      Power to       to Dispose        to Dispose
                                Amount       Percent     to Vote or      Vote or      or Direct the     or Direct the
                             Beneficially      of        Direct the     Direct the     Disposition       Disposition
Reporting Person                Owned         Class         Vote           Vote             of                of
 1. GAMHC                    770,930 (1)      5.3%            0          770,930            0              770,930
 2. GC                       770,930 (1)      5.3%            0          770,930            0              770,930
 3. GALIC                    770,930 (1)      5.3%            0          770,930            0              770,930
 4. Holdings                 770,930 (1)      5.3%            0          770,930            0              770,930
 5. Conning Corp.            770,930 (1)      5.3%            0          770,930            0              770,930
 6. Conning, Inc.            770,930 (1)      5.3%            0          770,930            0              770,930
 7. Conning                  770,930 (1)      5.3%            0          770,930            0              770,930
 8. Conning Investment       473,680 (1)      3.2%            0          473,680            0              473,680
 9. CICLP III                389,090 (1)      2.7%            0          389,090            0              389,090
10. CICIP III                 84,590 (1)       .6%            0           84,590            0               84,590
11. Conning L.L.C.           297,250 (1)      2.0%            0          297,250            0              297,250
12. CICLP II                 139,705 (1)      1.0%            0          139,705            0              139,705
13. CICIP II                 157,545 (1)      1.1%            0          157,545            0              157,545


(1) By virtue of the relationships described in Item 2(a), GAMHC, GC, GALIC, Holdings, Conning Corp. and Conning Inc. may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Conning. By virtue of the relationships described in Item 2(a), Conning may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by Conning L.L.C., Conning Investment, CICLP II, CICIP II, CICLP III and CICIP III. By virtue of the relationships described in Item 2(a), Conning L.L.C. may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by CICLP II and CICIP II. By virtue of the relationships described in Item 2(a), Conning Investment may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by CICLP III and CICIP
III. The filing of this statement by GAMHC, GC, GALIC, Holdings, Conning Corp., Conning, Inc., Conning, Conning L.L.C. or Conning Investment shall not be construed as an admission that any of GAMHC, GC, GALIC, Holdings, Conning Corp., Conning, Inc., Conning, Conning L.L.C. or Conning Investment, is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

     Because of the relationships described in Item 2(a), the reporting persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The reporting persons disclaim membership in a group.

Item 5.         Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     GAMHC, GC, GALIC, Holdings, Conning Corp. and Conning, Inc. are each parent holding companies in the holding company structure described in Item 2(a) which identifies the relationship among the parties and, Conning & Company, the relevant subsidiary.

Item 8.         Identification and Classification of Members of the Group.

     Not applicable.

Item 9.         Notice of Dissolution of Group.

     Not applicable.

Item 10.        Certification.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999


GENERAL AMERICAN MUTUAL HOLDING COMPANY


By:    /s/ Robert J. Banstetter
       Robert J. Banstetter
       Vice President


GENAMERICA CORPORATION


By:    /s/ Matthew P. McCauley
       Matthew P. McCauley
       Assistant Secretary


GENERAL AMERICAN LIFE INSURANCE COMPANY


By:    /s/ Matthew P. McCauley
       Matthew P. McCauley
       Vice President


GENERAL AMERICAN HOLDING COMPANY


By:    /s/ Matthew P. McCauley
       Matthew P. McCauley
       Vice President


CONNING CORPORATION


By:    /s/ Matthew P. McCauley
       Matthew P. McCauley
       Secretary

CONNING, INC.


By:    /s/ Fred M. Schpero
       Fred M. Schpero
       Secretary


CONNING & COMPANY


By:    /s/ Fred M. Schpero
       Fred M. Schpero
       Senior Vice President, Secretary
       and Chief Financial Officer

CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP II

By:  Conning Investment Partners II, L.L.C.,
     its General Partner

By:  Conning & Company,
     its Manager Member


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President


CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS II

 By:  Conning Investment Partners II, L.L.C.,
     its Investment General Partner

By:  Conning & Company,
     its Manager Member


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President


CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP III

By:  Conning Investment Partners Limited Partnership III,
     its General Partner

By:  Conning & Company,
      its General Partner


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President

CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS III, L.P.

By:  Conning Investment Partners Limited Partnership III,
     its Investment General Partner

By:  Conning & Company,
      its General Partner


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President


CONNING INVESTMENT PARTNERS, L.L.C.

By:  Conning & Company,
     its Manager Member


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President


CONNING INVESTMENT PARTNERS LIMITED PARTNERSHIP  III

By:  Conning & Company,
     its General Partner


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President

                                  EXHIBIT INDEX



         EXHIBIT                                                    PAGE NUMBER

A.   AGREEMENT BETWEEN REPORTING PERSONS                                23

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

         This will confirm the agreement by and between the undersigned that the Amendment No. 2 to Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of SS&C Technologies, Inc., a Delaware corporation, is being filed on behalf of each of the parties named below.

         This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date:  February 12, 1999

GENERAL AMERICAN MUTUAL HOLDING COMPANY


By:    /s/ Robert J. Banstetter
       Robert J. Banstetter
       Vice President


GENAMERICA CORPORATION


By:    /s/ Matthew P. McCauley
       Matthew P. McCauley
       Assistant Secretary


GENERAL AMERICAN LIFE INSURANCE COMPANY


By:    /s/ Matthew P. McCauley
       Matthew P. McCauley
       Vice President


GENERAL AMERICAN HOLDING COMPANY


By:    /s/ Matthew P. McCauley
       Matthew P. McCauley
       Vice President

CONNING CORPORATION


By:    /s/ Matthew P. McCauley
       Matthew P. McCauley
       Secretary

CONNING, INC.


By:    /s/ Fred M. Schpero
       Fred M. Schpero
       Secretary


CONNING & COMPANY


By:    /s/ Fred M. Schpero
      Fred M. Schpero
      Senior Vice President, Secretary and
      Chief Financial Officer

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS
                                   (Continued)


CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP II

By:  Conning Investment Partners II, L.L.C.,
        its General Partner

By:  Conning & Company,
        its Manager Member


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President


CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS II

By:  Conning Investment Partners II, L.L.C.,
        its Investment General Partner

By:  Conning & Company,
        its Manager Member


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS
                                   (Continued)


CONNING INSURANCE CAPITAL LIMITED
PARTNERSHIP III

By:  Conning Investment Partners Limited Partnership III,
        its General Partner

By:  Conning & Company,
        its General Partner


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President


CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS III, L.P.

By:  Conning Investment Partners Limited Partnership III,
        its Investment General Partner

By:  Conning & Company,
        its General Partner


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President


CONNING INVESTMENT PARTNERS II, L.L.C.

By:  Conning & Company,
        its Manager Member


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS
                                   (Continued)


CONNING INVESTMENT PARTNERS
LIMITED PARTNERSHIP III

By:  Conning & Company,
        its General Partner


By:    /s/ John B. Clinton
       John B. Clinton
       Executive Vice President